MANAGEMENT’S DISCUSSION And ANALYSIS For the six-month period Ended august 31, 2009

Scope of Management’s Financial Analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. (the "Company") and the accompanying notes for the six-month periods ended August 31, 2009 and 2008. The reader should also refer to the annual Management’s Discussion and Analysis of financial position as at February 28, 2009, and results of operations, including the section describing the risks and uncertainties. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Forward-Looking Statements

This document may contain forward-looking statements reflecting management’s expectations with respect to future events. Such forward-looking statements are dependent upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected.

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archaean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of explicit agreements governing the access to the territory. The Company is among the most active exploration companies in Quebec with a large portfolio of properties.

Exploration Activities

Activities Summary

During the three-month period ended August 31, 2009, exploration costs totalled $1.8 million in comparison with costs of $5.2 million for the preceding comparative period of last year. During the six-month period ended August 31, 2009, the Company’s exploration expenses amounted to $2.3 million, in comparison with $9.9 million for the same period in 2008. During the current period, the Company has been particularly active on its Anatacau-Wabamisk, Lac Pau, Poste Lemoyne Extension, and Noella projects. It was also active on some partnership projects namely the Assinica project with MacDonald Mines Exploration Ltd. (“Macdonald Mines”) and the Corvet Est project with Goldcorp Inc. (“Goldcorp”).

Anatacau-Wabamisk Property

Surface exploration aiming at prospecting, mechanical stripping and geological mapping was carried out in the summer of 2009 on the Anatacau-Wabamisk property, located in the Opinaca reservoir area, Quebec Middle-North. The Company owns a 100% interest in the Wabamisk part of the property and has the option to acquire IAMGOLD’s 100% participating interest in the adjacent Anatacau part of the property, in exchange for $3 million in exploration work to be carried out before December 31, 2012 and a $25,000 cash payment, which was paid upon signing of the agreement.

Mechanical stripping allowed for the extension at surface of the known limits of the gold mineralization of the Isabelle showing, discovered in 2007 on the Wabamisk part of the property. Gold mineralization is mainly associated with a zone of pervasive silicification and quartz veining accompanied by weakly disseminated sulphides (1-5% pyrrhotite-pyrite), which cut at a high angle a sequence of finely bedded wackes and massive sandstones. Visible gold has been observed in many places within the silicified zone. The metric to plurimetric mineralized zone was extended by about 40 metres in length and is now followed laterally over nearly 100 metres, in a general north-south direction. The zone remains totally open under the overburden at both ends of the trench. Channel sampling,

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conducted in the new extensions of the mineralized zone, yielded very encouraging results. The three channels done in the new north extension of the mineralized zone returned values of 22.97 g/t Au over 2 metres, 8.47 g/t Au over 2 metres and, at the north end of the trench, 11.03 g/t Au over 3 metres. The channel located in the new south portion of the trench yielded 17.86 (14.98 cut) g/t Au over 3 metres. Elsewhere on the property, surface work allowed for the discovery of some new mineralized showings that returned values between 580 ppb and 2.45 g/t Au on the Wabamisk part, and between 100 ppb and 4.3 g/t Au on the Anatacau part.

New surface work is planned for the fall of 2009 and will be followed by diamond drilling to test the Isabelle showing and other geological, geochemical and geophysical targets.

During the recent quarter, the Company spent $495,000 on the Anatacau-Wabamisk property.

Lac Pau Property

In the current period, the Company conducted an important prospecting and sampling program on its Lac Pau property (100% Virginia), located in the northern part of the Caniapiscau reservoir, in the Quebec Middle-North. This 2009 fieldwork allowed for detailed mapping and sampling of three main gold-bearing sectors on the property.

An initial phase of manual stripping and channel sampling was carried out on the Tricorne showing, which had previously returned values of 4.48 g/t Au, 3.18 g/t Au and 0.71 g/t Au in three collected samples. The mineralized zone is now exposed over 90 metres in length and its thickness varies from 3 to 7 metres. Mineralization is oriented parallel to the main north-east-south-west schistosity, in a deformed wall rock (protomylonite) interpreted as tonalitic gneiss or felsic paragneiss. Dominant sulphides consist of pyrrhotite (5-20%), pyrite (5-10%), chalcopyrite (0-2%), and molybdenite (0-1%). They are observed in millimetric stringers, in irregular clusters, and as disseminations along the main schistosity. Alteration minerals that have been observed are: quartz (40-60%), muscovite (3-10%) and chlorite (2-5%). In total, eight channels tested the Tricorne showing over a 90-metre lateral stretch. Best results come from the south-west end of the trench, with two channels that returned values of 5.61 g/t Au over 3 metres and 10.74 g/t Au over 4 metres, respectively. In both cases, the mineralization is still present at each end of the channel and remains open under the overburden. Other channels testing the mineralization to the north-east returned the following values: from south-west to north-east 0.77 g/t Au over 19.7 metres starting with a value of 10.8 g/t Au over 1 metre open to the north-west; 0.33 g/t Au over 12 metres, 1.6 g/t Au over 8 metres, 2.18 g/t Au over 7 metres (open), 0.62 g/t Au over 2 metres (open) and 0.22 g/t Au over 7 metres. The Tricorne showing remains totally open laterally.

A comparable mineralized area emerged from mapping and sampling, 5 kilometres south-west of the Tricorne showing. The Obiwan showing exposes a mineralization of disseminated sulphides (2-20% pyrrhotite, 0-5% pyrite, 0-2% arsenopyrite, 0-1% chalcopyrite) within silicified tonalitic gneisses. Sillimanite, andalusite and cordierite characterize this area. The mineralization is sporadically exposed over a lateral distance of 20 metres. The mineralization returned channel results of 2.1 g/t Au over 5 metres (including 4.73 g/t Au over 2 metres), 3.13 g/t Au over 1 metre and 0.35 g/t Au over 8 metres.

Intensive channel sampling was also carried out on the Beausac-2 showing, which had, in 2008, returned values of up to 2.27 g/t Au, 101 g/t Ag and 3.45% Cu in samples taken by Ministère des Ressources naturelles et de la Faune (“MRNF”). The Beausac-2 showing, located 7 kilometres north-east of the Tricorne showing, is a 400-metre-by-300-metre natural outcrop that consists of three parallel, main mineralized zones. These three zones (Contact, Centre and Sud-Ouest) are associated with decametric shear zones enclosed in tonalites and are followed over lengths of 200 to 400 metres, parallel to the main schistosity (north-west-south-east), and in thicknesses varying from 3 to 20 metres. Mineralization consists mainly of pyrite (1-10%), pyrrhotite (1-10%), chalcopyrite (0-3%) and molybdenite (0-1%) disseminations. Mineralized zones were tested throughout the outcrop by channels spaced at intervals of 50 metres in average. In general, these channels returned gold-anomalous values in plurimetric to decametric thicknesses, including results varying from 0.23 g/t Au over 3 metres to 0.35 g/t Au over 24 metres. However, the Contact zone returned, at the south-eastern end of the outcrop, values of 1.91 g/t Au over 16 metres (including 27.8 g/t Au over 1 metre) and of 5.22 g/t Au over 7 metres (including 14.43 g/t Au over 2 metres), in two consecutive 50-metre-spaced channels. These higher results are explained by the presence of visible gold in these areas. Furthermore, a small, isolated outcrop, located in the south-eastern extension of the Contact zone, 20 metres from the last channel, yielded 24.6 g/t Au in a collected sample.

Work carried out on the Lac Pau project highlighted a significant gold system that includes the Beausac-2, Tricorne and Obiwan showings and also many other smaller showings that returned gold values from 3.2 g/t Au to 25.8 g/t

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Au in collected samples. To date, this system is traced over 12 kilometres, within altered and sheared tonalite intrusions. The system remains totally open laterally.

A new exploration program including mechanical stripping, sampling and additional prospecting will be carried out in the fall of 2009, with the objective of testing at surface the extensions of known showings and of the overall mineralized system.

During the current period, the Company spent $270,000 on the Lac Pau property.

Poste Lemoyne Extension Property

During the current period, the Company initiated a new surface exploration program on the Poste Lemoyne Extension property, located in the James Bay region, province of Quebec, 10 kilometres west of the Hydro-Quebec Poste Lemoyne substation, along the Trans-Taïga road. The property consists of 404 designated claims covering 20,674.08 hectares. The claims are held 100% by the Company except for the 112 claims acquired before October 2005, which are subject to a 1% NSR to Globestar Mining Corporation. The Company may buy back 0.5% NSR for $500,000.

Current work consists of geological reconnaissance and prospecting on new areas recently acquired and anomalous areas defined in 2008, geochemical, till and MMI surveys, and mechanical stripping and restoration of previous trenches. To-date results from mechanical stripping allowed for the confirmation of the anomalous nature of the auriferous corridor AIM-I LTO discovered in 2008. The new trenches yielded anomalous gold values over a few metres, including 1.31 g/t Au over 3 metres and 1.27 g/t Au over 2 metres. Prospecting and geological reconnaissance allowed for the discovery of some new gold showings on the property. In the north-eastern part of the property, a sericite-schist outcrop with decimetric, quartz-sulphide veins yielded gold values between 0.50 g/t Au and 6.58 g/t Au in samples collected to characterize the mineralization. Results from channel sampling should be soon available. In the western part of the property, several gold showings were discovered within a deformation corridor running along the south shore of the LG-3 reservoir. Samples selected to characterize these showings returned values between 1.03 g/t Au and 13.29 g/t Au, but channel results obtained to date did not exceed 2.26 g/t Au over 1 metre.

Additional prospecting, sampling and mechanical stripping will be carried out in the fall to evaluate the real potential of all these new gold showings. Till and MMI survey results are shortly expected and could reveal other areas justifying a follow-up as soon as this fall. Subsequently, a drilling program will be initiated at the beginning of the winter to test the best generated targets.

In the current period, the Company spent $454,000 on the Poste Lemoyne Extension property.

Noella Property

During the current period, the Company also initiated surface exploration on its Noella property, located in the James Bay region, province of Quebec, 115 kilometres east-south-east of the LG-4 airport and 40 kilometres south of the Trans-Taïga road. The property is owned 100% by the Company and is subject to a 1% NSR in favour of IAMGOLD.

Current work consists of detailed mapping of several previous trenches done on the Dead Mouse, Dead Mouse Extension, Bear and Bourdon, and prospecting and till sampling throughout the property. This work should allow for a better definition of the main factors controlling the gold mineralization found on the property and for the identification of new exploration targets. To date, prospecting has exposed a significant new gold showing called Maika but many assay results are yet to come. The Maïka showing has been discovered between the Dead Mouse and Bourdon showing in the extension to the iron formation hosting the Dead Mouse showing. Samples collected to characterize the Maika showing returned gold values between 1.21 g/t Au and 1.99 g/t Au. Channel results are soon expected. Many boulders of mineralized iron formations that returned gold values between 1 g/t Au and >20 g/t Au have also been exposed but most of these blocs probably come from gold showings already known on the property. A new work program will be planned once all assay results are in.

During the current period, the Company spent $229,000 on the Noella property.

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Corvet Est Property

The Company has been active with partner Goldcorp (50%-50% partnership) on the Corvet Est property, located in the James Bay region, province of Quebec, 53 kilometres south of the LG-4 airport and the Trans-Taïga road. Prospecting, mapping and till sampling was carried out on the main grid as well as on other areas of this vast property. Most of assay results are yet to come. A new work program will be planned upon assay results.

During the current period, expenses incurred by Goldcorp and the Company in this project amounted to $260,000 (excluding the management fees invoiced by the Company).

Assinica Property

During the current period, the Company and partner MacDonald Mines were active on the Assinica property, located in the James Bay region, province of Quebec, about 100 kilometres north-west of Chibougamau. MacDonald Mines has the option to acquire a 50% participating interest in the property in consideration of $2.5 million in exploration work to be carried out in the next four years and $130,000 in cash payments.

Work conducted in the summer of 2009 consisted of prospecting and mechanical stripping to test many induced polarisation anomalies associated with till gold anomalies. About 20 trenches reached bedrock, and they exposed many zones of disseminated to semi-massive sulphides (mostly pyrrhotite and pyrite) in many different geological contexts (mafic and felsic volcanic rocks, iron formations, wackes and amphibolites). Channel sampling done on these mineralized zones returned disappointing assay results that did not exceed 1.04 g/t au over 1 metre. The source of the till gold anomalies is yet to be explained.

The Company and its partner are currently evaluating the results to decide for the type of work program to be carried out.

During the current period, MacDonald Mines spent $280,000 (excluding the management fees invoiced by the Company) on the Corvet Est property.

Selected financial information

	Three-Month Periods Ended August 31,		Six-Month Periods Ended August 31,

	2009 $	2008 $	2009 $	2008 $
General and administrative expenses	822,000	1,154,000	2,686,000	1,951,000
Other income	869,000	(147,000)	3,606,000	1,012,000
Net earnings (net loss)	76,000	(1,291,000)	1,006,000	(1,100,000)
Basic and diluted net earnings (net loss) per share	0.002	(0.047)	0.034	(0.040)

Results of Operations

Comparison Between the Three and Six-Month Periods Ended August 31, 2009 and 2008

General and Administrative Expenses

General and administrative expenses totalled $822,000 and $2,686,000 for the three and six-month periods ended August 31, 2009, a decrease of $332,000 and an increase of $735,000 compared to the same comparative periods of last year. Variations are detailed below.

Wages totalled $218,000 and $422,000 for the three and six-month periods ended August 31, 2009, a decrease of $116,000 and $87,000 compared to the same comparative periods of last year. Decreases result mainly from a severance pay paid to an officer of the Company in June 2008.

Professional and maintenance fees amounted to $51,000 and $102,000 for the three and six-month periods ended August 31, 2009, a decrease of $67,000 and $145,000 compared to the same comparative periods of last year. Decreases result mainly from costs related to adjustments that the Company had to make to comply with new standards and rules in the preceding year.

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Rent, office expenses and other totalled $125,000 for the current quarter compared to $134,000 for the comparative period of the preceding year, a slight decrease of $9,000. For the six-month period ended August 31, 2009 expenses amounted to $279,000 compared to $361,000 for the comparative period of the preceding year. The decrease of $82,000 results mainly from the addition of administrative personnel that used to provide services to the Company and a cutback in publicity and travel expenses.

Stock-based compensation decreased by $149,000 and by $190,000 for the three and six-month periods ended August 31, 2009 compared to the same comparative periods of last year. Variations are mainly related to the lower fair value of stock options granted in the current year.

General exploration costs were stable for the current period and increased by $22,000 for the six-month period ended August 31, 2009, compared to the same periods of last year. In the first quarter of last year, the Company reduced exploration research to concentrate work on its current major projects.

One of the Company’s policies is to abandon properties or part of properties that no longer have significant potential of deposit discovery. In the six-month period of the current year, the Company proceeded with the write-off of several mining properties for a total of $1,408,000 compared to $179,000 for the preceding comparative period. The variation results mainly from the write-off of a portion of the Coulon property, which was considered by the management as having no high potential for discovery, and partial write-offs of the Laguiche and Corvet Est properties.

Other Income and Expenses

For the three-month period ended August 31, 2009, other income totalled $869,000 compared to expenses of $147,000 for the preceding comparative period, an increase of $1,016,000. For the six-month period ended August 31, 2009, other income totalled $3,606,000 compared to $1,012,000 for the same comparative period of the preceding year, an increase of $2,594,000. Variations are detailed below.

For the three and six-month periods ended August 31, 2009, dividends and interest decreased by $230,000 and $429,000, respectively, compared to the same periods of last year. Decreases are related mainly to interest rate reductions on the Company’s bonds.

Fess invoiced to partners totalled $69,000 and $102 000 for the three and six-month periods ended August 31, 2009, a decrease of $306,000 and $640,000 compared to the preceding comparative periods. Variations are related mainly to important work carried out with partner Breakwater Resources Ltd., in the preceding year, on the Coulon project.

In the current year, the Company posted a gain of $850,000 resulting from the sale to Agnico Eagle Mines Limited of the Dieppe property.

During the current period, the Company recognized a gain of $557,000 on sale of available-for-sale investments compared to $192,000 for the preceding comparative period. For the six-month period ended August 31, 2009, the Company recognized a gain of $442,000 during the current period compared to $497,000 for the same period of the preceding year.

A loss on investments held for trading of $241,000 was accounted for in the current quarter following a downward revaluation of a derivative financial instrument. For the six-month period ended August 31, 2009, the Company recognized a gain on investments held for trading of $1,000,000 following the recognition in its financial statements of May 31, 2009 of a derivative financial instrument. This option results from the signing on March 16, 2009 of a credit agreement with its financial institution.

For the three-month period ended August 31, 2009, a gain on investments designated as held for trading of $279,000 was accounted for compared to $32,000 for the same period of preceding year. For the six-month period ended August 31, 2009, a gain on investments designated as held for trading of $743,000 was accounted for compared to a loss of $11,000 for the same period of the preceding year. Variations result mainly from an upward revaluation of MAV 3 notes and from gains following a principal repayment on MAV 2 and MAV 3 notes.

Net earnings

In light of the above, the Company posted net earnings of $76,000 for the three-month period ended August 31, 2009, compared to a loss of $1,291,000 for the preceding comparative period.

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For the six-month period ended August 31, 2009, the Company posted net earnings of $1,006,000 compared to a loss of $1,100,000 for the comparative period of the preceding year.

Other Information
	Balance Sheets as at
	August 31,	February 28,
	2009	2009
	$	$
Working capital	40,919,000	38,466,000
Long-term investments	1,434,000	1,212,000
Derivative financial instrument	942,000	–
Mining properties	26,866,000	27,074,000
Total assets	71,797,000	68,087,000
Shareholders’ equity	69,694,000	66,875,000

Since its incorporation, the Company has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial needs to fund its exploration programs and its future financial growth, and any other factor that the board deems necessary to consider in the circumstances. It is highly unlikely that dividends will be paid in the near future.

Investments in Third-Party Asset-Backed Commercial Paper

In August 2007, the Canadian third-party Asset-Backed Commercial Paper ("ABCP") market was hit by a liquidity disruption. Since then, the securities held by the company have not been traded in an active market.

On August 16, 2007, a group of financial institutions and other parties agreed, pursuant to the Montreal Accord, to a standstill period in respect of ABCP sold by 23 conduit issuers. A Pan-Canadian Investors Committee (the "Committee") was subsequently established to oversee the orderly restructuring of these instruments during this standstill period.

On January 21, 2009, the Committee announced that the third-party ABCP restructuring plan had been implemented. Pursuant to the terms of the plan, holders of ABCP had their short-term commercial paper exchanged for longer-term notes whose maturities match those of the assets previously contained in the underlying conduits. As at this date, the Company held a portfolio of $3,800,000 principal amount in non-bank sponsored ABCP.

Also on January 21, 2009, the ABCP held by the Company at that date was exchanged for new securities. The new notes had a par value of $3,768,000, but during the three-month period ended August 31, 2009, the Company received $72,000 ($343,000 since the beginning of the year) in principal repayments on notes and accounted a gain of $52,000 ($235,000 since the beginning of the year), which is presented under caption Gain (loss) on investments designated as held for trading.

As at August 31, 2009, the notes had a par value of $3,426,000 and were detailed as follows:

MAV 2
Class A-1 Synthetic Notes	$790,000
Class A-2 Synthetic Notes	499,000
Class B Synthetic Notes	91,000
Class C Synthetic Notes	43,000
Tracking Notes – Traditional Assets (AT)	64,000
$1,487,000
MAV 3
Tracking Notes – Traditional Assets (AT)	$169,000
Tracking Notes – Ineligible Assets (IA)	1,770,000
$1,939,000

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The Company also received, during the three-month period ended May 31, 2009, its share of accrued interest on ABCP. An amount of $58,000 was accounted in reduction of the unrealized loss in ABCP, presented under caption Gain (loss) on investments held for trading.

On August 31, 2009, the Company remeasured its new notes at fair value. During this valuation, the Company reviewed its assumptions to factor in new information available at that date, as well as the changes in credit market conditions. The Company gave due consideration, in particular, to new information released by BlackRock Canada Ltd. ("BlackRock"), which was appointed to administer the assets on the plan implementation date. BlackRock issues monthly valuation reports on the value of ABCP supported primarily by subprime assets in the United States (IA) and ABCP supported exclusively by traditional securitized assets (TA). For the quarter, the company’s management measured the fair value of its assets from these two classes using said reports.

Since there is no active market for the other notes, the Company’s management has estimated the fair value of these assets by discounting future cash flows determined, using a valuation model that incorporates management’s best estimates based as much as possible on observable market data, such as the credit risk attributable to underlying assets, relevant market interest rates, amounts to be received and maturity dates. The Company also took into account the information released by Dominion Bond Rating Service (“DBRS”) on August 11, 2009. DBRS downgraded ABCP supported by synthetic assets or a combination of synthetic and traditional securitized assets of Class A-2 to "BBB-". Prior to this downgrading, this class of ABCP had an "A" rating. For the purposes of estimating future cash flows, the Company assigned an average discount rate of 12.5% with an estimated average term of 7.4 years and used an average coupon rate of 2.6%.

As at August 31, 2009, the fair value of the notes was estimated to $1,434,000. As a result of this valuation, the Company recognized during the three-month period ended August 31, 2009, an unrealized gain in the notes of $193,000 (unrealized loss of $69,000 for the three-month period ended August 31, 2008) and for the six-month period ended August 31, 2009 an unrealized gain of $329,000 (unrealized gain of $39,000 for the six-month period ended August 31, 2008). These amounts are presented under caption Gain (loss) on investments designated as held for trading for the periods ended August 31, 2009 and under caption Gain (loss) on investments held for trading for the periods ended August 31, 2008.

A variation of ±1% in the estimated discount rate would impact the estimated fair value of the Company’s investment in the notes by approximately $95,000.

In the absence of an active market, the fair value of the new notes is determined using a weighting approach and the foregoing assumptions and is based on the Company’s assessment of market conditions as at August 31, 2009. The reported fair value may change materially in subsequent periods. The Company believes that these differences will not have a material impact on the Company’s financial condition.

Liquidity and financing

As at August 31, 2009, cash and cash equivalents amounted to $5,233,000 compared to $7,633,000 as at February 28, 2009. From the management’s point of view, the working capital as at August 31, 2009, will cover current expenditures and exploration fees for the next following years. However, it is not excluded that the Company may, from time to time, when market and financing conditions are favourable, go ahead with fundraising to fund exploration of its most important mining projects.

Operating Activities

For the three-month period ended August 31, 2009, cash flows used in operating activities totalled $41,000 compared to $186,000 for the same period of the previous year.

Since the beginning of the year, cash flows from operating activities amounted to $370,000 compared to $1,911,000 cash flows used in operating activities for the same period of the previous year. The variation results mainly from a change in accounts payable and charges related to advance payments from partners.

Financing Activities

Cash flows from financing activities totalled $6,000 in the current quarter compared to $4,275,000 in the same preceding comparative period. The variation mainly results from a private placement of 500,000 common shares completed by the Company on June 5, 2008.

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Investing Activities

For the three and six-month periods ended August 31, 2009, cash flows used in investing activities totalled $143,000 and $2,777,000, respectively, compared to $4,072,000 and $2,399,000 for the same periods of the previous year.

The Company’s investing activities consist mainly of the addition to mining properties and the capitalization of exploration work as well as the buying and selling of short-term investments.

For the quarter ended August 31, 2009, disposal of short-term investments generated liquidities of $1,061,000 compared to $1,523,000 for the preceding comparative period. For the six-month period ended August 31, 2009, the acquisition of short-term investments reduced liquidities by $1,047,000 compared to a disposal of $5,356,000 for the preceding comparative period. The variation comes from a transfer from cash and cash equivalents to short-term investments that occurred during the current period.

During the three-month period ended August 31, 2009, the Company received $72,000 ($343,000 since the beginning of the current year) following principal repayments on MAV 2 and MAV 3 notes.

For the current period, the addition to mining properties and the capitalization of work exploration required disbursements of $1,382,000 compared to $5,587,000 for the preceding comparative period. For the six-month period ended August 31, 2009, disbursements amounted to $2,136,000 compared to $8,717,000 for the same comparative period of the preceding year. Decreases in funds used result mainly from more important exploration expenditures on the Coulon project in the corresponding period of the preceding year.

Quarterly Information

The information presented thereafter details the total general and administrative expenses, other income (expenses), overall net earnings (net loss), and the net earnings (net loss) per participating share of the last eight quarters.

Period Ended	General and Administrative Expenses	Other Income (Expenses)	Net Earnings (Net Loss)	Net Earnings (Net Loss) per Share
				Basic	Diluted
	$	$	$
08-31-2009	822,000	869,000	76,000	0.002	0.002
05-31-2009	1,864,000	2,737,000	930,000	0.032	0.032
02-28-2009	1,465,000	(1,000)	(330,000)	(0.011)	(0.011)
11-30-2008	1,939,000	(14,000)	(2,178,000)	(0.079)	(0.079)
08-31-2008	1,154,000	(147,000)	(1,291,000)	(0.047)	(0.047)
05-31-2008	797,000	1,159,000	191,000	0.007	0.007
02-29-2008	1,701,000	277,000	(1,971,000)	(0.074)	(0.074)
11-30-2007	670,000	588,000	733,000	0.028	0.027

Analysis of Quarterly Results

As the Company’s business is in the mining exploration field, it receives no income from operations. Quarterly changes in other income have no specific trend except for interest and dividend income that go along with the working capital value and the change in the bond market interest rates. Gain on sale of investments or mining properties may vary quite much from one quarter unrelated to another. Fees invoiced to partners vary according to agreements and budgets in connection with these agreements. There is no trend to be observed.

Contractual Obligations

There was no material change in the Company’s contractual obligations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

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Related Party Transactions

During the three-month period ended August 31, 2009, rent, office expenses and other amounted to $52,000 in comparison to $58,000 for the preceding comparative period. Since the beginning of the current year, the expenses amounted to $105,000 compared to $128,000 for the same period of the preceding year. These amounts were paid to companies owned by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Rent stands for the rental of office space, and office expenses include all Company’s administrative expenses related to employees offering services to the Company.

Carrying Value of Mining Properties

At the end of each quarter, exploration work done on mining properties is reviewed to evaluate their potential. Following this analysis, write-offs are done if needed.

Summary of Significant Accounting Policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the Company’s annual financial statements as at February 28, 2009. The accounting policies used for the six-month period ended August 31, 2009, are in accordance with those used in the Company’s audited annual financial statements.

Impact of New Accounting Standards Not Yet Adopted

Financial instruments - Disclosures

In June 2009, the Canadian Accounting Standards Board issued amendments to Section 3862, Financial Instruments Disclosures, to improve disclosure requirements on fair value measurement and liquidity risk. The amendments will be effective for the Company's February 28, 2010 annual financial statements. As the amendments only concern disclosure requirements, they will not have a significant impact on results or financial position.

International Financial Reporting Standards ("IFRS")

In 2007, the Canadian Institute of Chartered Accountants (¨CICA¨) issued an update on the IFRS Implementation Plan in the Canadian GAAP of the Accounting Standards Board. This plan provides a brief survey of crucial decisions to be made by the CICA in order to harmonize disclosures with the IFRS when implementing the strategic plan. Although the IFRS are based on a conceptual framework similar to that of the Canadian GAAP, important divergences as regards accounting standards shall be resolved. The CICA confirmed that the transition from the Canadian GAAP to the IFRS will be in effect on January 1, 2011, for publicly accountable companies.

In the first quarter, the Company completed a stage 1 diagnosis for the adoption of IFRS. This diagnosis has identified the main differences between the accounting treatments applied by the Company under Canadian GAAP and the IFRS as well as the practical implications related to the measure. The differences were further classified according to their degree of complexity and by the amount of work to implement with respect to the measure.

In the current quarter, the Company prepared a detailed working plan to pursue its conversion to IFRS. Implementation of the plan will start in the third quarter.

The Company is currently evaluating the impacts of these new standards on its financial statements.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares, without par value. As at October 8, 2009, 29,315,076 shares were outstanding.

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The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at October 8, 2009, 1,695,950 stock options were outstanding. Their expiry date varies from April 6, 2011 to July 10, 2019.

Also as at October 8, 2009, 25,000 warrants were outstanding and their expiry date is December 5, 2009.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended August 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As at February 28, 2009, a material weakness was identified after a review by the US Securities and Exchange Commission of the Company’s financial statements for fiscal year 2008. The Company did not maintain effective controls over the application of US GAAP. Particularly, the Company has failed to correctly apply rule EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets Related Issues with respect to the acquisition of mineral properties and mineral rights. Unless remediated, this deficiency could result in a material misstatement in the US GAAP note presented in the Company’s next annual financial statements that would not be prevented nor detected .

The Company will fix this material weakness during the current fiscal year.

Risk Factors and Uncertainties

There have been no significant changes in the risk factors and uncertainties the Company is facing, as described in the Company’s annual Management's Discussion and Analysis as at February 28, 2009.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis has been prepared as at October 8, 2009. Additional information on the Company is available through regular filings of press releases, reports on significant changes, financial statements, circulars, and its annual information form on SEDAR ( www.sedar.com).

(s) André Gaumond	(s) Robin Villeneuve
President and CEO	Chief Financial Officer

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